INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the JNL/S&P Conservative Growth Fund I, JNL/S&P Moderate Growth Fund I, JNL/S&P Aggressive Growth Fund I, JNL/S&P Very Aggressive Growth Fund I, JNL/S&P Equity Growth Fund I, JNL/S&P Equity Aggressive Growth Fund I, JNL/S&P Conservative Growth Fund II, JNL/S&P Moderate Growth Fund II, JNL/S&P Aggressive Growth Fund II, JNL/S&P Very Aggressive Growth Fund II, JNL/S&P Equity Growth Fund II, JNL/S&P Equity Aggressive Growth Fund II, JNL/S&P Conservative Growth Fund, JNL/S&P Moderate Growth Fund, JNL/S&P Aggressive Growth Fund, JNL/S&P Core Index 50 Fund, JNL/S&P Core Index 100 Fund and JNL/S&P Core Index 75 Fund, series within JNL Series Trust (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2003, and from September 30, 2003 (the date of our last examination), through December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to securities transactions, for the period from September 30, 2003 (the date of our last examination), through December 31, 2003:

o Reconciliation of all such securities to the books and records of the Funds and the transfer agent;

o    Test of selected security  transactions  since the date of the last report;
     and

o Examination of underlying documentation of all securities purchased but not received, with the transfer agent.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and during the period from September 30, 2003, through December 31, 2003, is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





/s/ KPMG LLP
Chicago, IL
February 5, 2004

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of JNL/S&P Conservative Growth Fund I, JNL/S&P Moderate Growth Fund I, JNL/S&P Aggressive Growth Fund I, JNL/S&P Very Aggressive Growth Fund I, JNL/S&P Equity Growth Fund I, JNL/S&P Equity Aggressive Growth Fund I, JNL/S&P Conservative Growth Fund II, JNL/S&P Moderate Growth Fund II, JNL/S&P Aggressive Growth Fund II, JNL/S&P Very Aggressive Growth Fund II, JNL/S&P Equity Growth Fund II, JNL/S&P Equity Aggressive Growth Fund II, JNL/S&P Conservative Growth Fund, JNL/S&P Moderate Growth Fund, JNL/S&P Aggressive Growth Fund, JNL/S&P Core Index 50 Fund, JNL/S&P Core Index 100 Fund and JNL/S&P Core Index 75 Fund, series within JNL Series Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from September 30, 2003, through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from September 30, 2003, through December 31, 2003, with respect to securities reflected in the investment accounts of the Funds.



        JNL Series Trust


By:     /s/ Mark Nerud
        Mark Nerud
        VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the JNL/Mellon Capital Management International Index Fund and JNL/Mellon Capital Management Bond Index Fund, funds within JNL Series Trust (the "Funds") complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2003, and during the period from October 31, 2003 (the date of our last examination) through December 31, 2003. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and for the period from October 31, 2003, through December 31, 2003, with respect to securities transactions:


1)   Examination  of  Mellon  Trust's  (the   "Custodian")   security   position
     reconciliations for all securities held by sub-custodians and in book entry form;

2) Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3) Inspection of documentation of other securities held in safekeeping by the custodian but not included in 1) and 2) above;

4) Reconciliation between the Funds' accounting records and the Custodian's records as of December 31, 2003, and verification of reconciling items;

5) Agreement of cash movement relating to pending trade activity for the Funds as of December 31, 2003, to the Custodian's records;

6) Agreement of trade tickets for 7 purchases and 7 sales for the period from October 31, 2003, through December 31, 2003, to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7) We reviewed the Mellon Trust Global Securities Services SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period from July 1, 2002, to June 30, 2003, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and

8) We inquired of the Custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately from October 31, 2003, through December 31, 2003.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and for the period from October 1, 2003, through December 31, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
Chicago, Illinois
January 30, 2004

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the JNL/Mellon Capital Management International Index Fund and JNL/Mellon Capital Management Bond Index Fund, funds within JNL Series Trust (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, CUSTODY OF INVESTMENTS BY REGISTERED MANAGEMENT INVESTMENT COMPANIES, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2003, and from October 31, 2003, through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from October 31, 2003, through December 31, 2003, with respect to securities reflected in the investment accounts of the Funds.



     JNL Series Trust

By:  /s/ Mark Nerud
     -----------------------
     Mark Nerud, Vice President, Treasurer and Chief Financial Officer